EXHIBIT 3.1

State of Delaware Secretary of State Division of Corporations Delivered 04:30 PM 10/20/2025 FILED 04:30 PM 10/20/2025 SR 20254315984 - File Number 4402661	CERTIFICATE OF AMENDMENT OF THE CERTIFICATE OF INCORPORATION OF EQUATOR BEVERAGE COMPANY

Adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware

EQUATOR Beverage Company, (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, by its duly authorized officer, does hereby certify:

FIRST: That on June 24, 2025, the Board of Directors of the Corporation has duly adopted resolutions (i) authorizing the Corporation to execute and file with the Secretary of State of the State of Delaware an amendment of the Corporation's Certificate of Incorporation to approve a reverse stock split of the Company's outstanding common Stock at a ratio of 1-for-2; (ii) to correspondingly decrease the Company's authorized common Stock from 20.000,000 shares, par value $0.001 to 10,000,000 shares, par value $0.001; and (iii) declaring such amendments to be advisable.

SECOND: That upon the effectiveness of this Certificate of Amendment of the Certificate of Incorporation, the Certificate of Incorporation is hereby amended by amending and restating the Article IV in its entirety to read as follows:

“Section 1. Reverse Stock Split. Effective on the market effective date established by FINRA (the “Effective Time”), each two (2) shares of Common Stock of the Corporation issued and outstanding immediately prior to tire Effective Time (“Old Common Stock”) shall automatically be combined and converted, without any action on the part of the holder thereof, into one (1) share of fully paid and nonassessable Common Stock of the Corporation (the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued upon combination of the Common Stock in the Reverse Stock Split. If the Reverse Stock Split would result in the issuance of any fractional share, the Corporation shall issue one whole share in lieu of the fractional share.

The Reverse Stock Split shall occur whether or not the certificates representing such shares of Common Stock are surrendered to the Corporation or its transfer agent. The Reverse Split shall be effected on a record holder-by- record holder basis, such that any fractional shares of Common Stock resulting from the Reverse Stock Split and held by a single record holder shall be aggregated.

The par value of each share of Common Stock shall not be adjusted in connection with the Reverse Stock Split.

Section 2. The total number of shares of Common Stock which this Corporation is authorized to issue is Ten Million (10,000,000) shares, par value $0.001.

THIRD: That, in accordance with the provisions of the Delaware General Corporation Law, the holders of the majority of the issued and outstanding shares of the Corporation entitled to vote thereon approved the amendment, by written consent, on June 24, 2025.

FOURTH: That the amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the Delaware General Corporation Law by the Board of Directors and stockholders of the Corporation.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Certificate of Incorporation to be executed by Glenn Simpson, its Chief Executive Officer, this 20th day of October 2025.

EQUATOR BEVERAGE COMPANY

By:	/s/ Glenn Simpson
Glenn Simpson Chief Executive Officer